Policy Statement
The Compensation Committee as chartered by the Board of Directors (the “Compensation Committee”) of TD SYNNEX Corporation (“TD SYNNEX” or the “Company”, including all subsidiaries and affiliates) believes that it is in the best interests of our Company and our shareholders to create and maintain a culture that emphasizes integrity, accountability and a pay-for-performance compensation philosophy. The Compensation Committee has therefore adopted this policy, which provides for the recoupment of excess executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under federal securities laws (the “Policy”).
This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”), Rule 10D-1 under the Exchange Act (“Rule 10D-1”) and Section 303A.14 of the New York Stock Exchange Listed Company Manual.
Scope
This Policy covers persons who are, or were at any time during the Covered Period (as defined below), TD SYNNEX’s executive officers as defined in Rule 10D-1 (collectively referred to as “Covered Person(s)”).
What Does This Policy Mean to You?
In the event the Company is required to restate its financial statements (a “Recoupment Event”), the Compensation Committee will review all Incentive Compensation (as outlined below) that was received by Covered Persons during the three completed fiscal years immediately preceding the Recoupment Event (the, “Covered Period”). TD SYNNEX will pursue the excess of any Incentive Compensation erroneously awarded to Covered Persons. Such excess will be determined by calculating the amount of Incentive Compensation to which Covered Persons are entitled based on the restated financial statements, and recouping any Incentive Compensation erroneously awarded above that amount. This action will only be taken at the direction of the Compensation Committee, after considering the methods, costs, and benefits of recoupment.
If Incentive Compensation was influenced by the result of an erroneous performance measure but not awarded or paid on a formulaic basis, the Compensation Committee in its discretion will determine the amount by which the payment or award should be reduced, if any, and seek recoupment for that reduction.
If a Covered Person engaged in intentional misconduct that contributed to Incentive Compensation that is greater than would have been paid or awarded in the absence of the misconduct, the Company may take other remedial and recovery action, up to and including termination of employment.
Incentive Compensation
For purposes of this Policy, “Incentive Compensation” may include any of the following:
•    Annual bonuses and other short- and long-term cash incentives.
•    Stock options.
•    Stock appreciation rights.
•    Restricted stock

•    Restricted stock units.
•    Performance shares.
•    Performance restricted stock units.
To be subject to this Policy, the compensation must be granted, earned or vested based wholly or in-part on the attainment of a financial reporting measure. Financial reporting measures are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures that are derived wholly or in part from such measures, include, without limitation, any of the following:
•    Company stock price.
•    Total shareholder return.
•    Revenues.
•    Net income
•    Earnings before interest, taxes, depreciation, and amortization (EBITDA).
•    Funds from operations.
•    Liquidity measures such as working capital or operating cash flow.
•    Return measures such as return on invested capital, return on working capital, or return on assets.
•    Earnings measures such as earnings per share.

Method of Recoupment
The Compensation Committee will determine, in their sole discretion, the method for recouping Incentive Compensation. Recoupment may include, without limitation, any of the following:
a)    requiring reimbursement of cash Incentive Compensation previously paid;
b)    seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;
c)    offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Persons;
d)    cancelling outstanding equity awards (vested or unvested); or
e)    taking any other remedial and recovery action permitted by law, as determined by the Compensation Committee.

No Indemnification
The Company shall not indemnify any Covered Persons against the loss of any Incentive Compensation awarded erroneously that is determined to be recoupable under this Policy.
Effective Date
This Policy shall be effective as of the date it is adopted by the Compensation Committee (the “Effective Date”).
Amendment; Termination
The Compensation Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect regulations adopted by the Securities and Exchange Commission and to comply with any rules or standards adopted by the New York Stock Exchange. The Compensation Committee may terminate this Policy at any time.
Other Recoupment Rights
The Compensation Committee intends that this Policy will be applied to the fullest extent of the law. The Compensation Committee may require that any employment agreement, equity award agreement, or similar agreement entered into on or after this Policy’s Effective Date shall require a covered person to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement. This Policy applies in addition to any other legal remedies available to the Company.
Impracticability
The Company shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Compensation Committee in accordance with Rule 10D-1 and NYSE listing standards. Before making such a determination, the Company must make a reasonable attempt to recover the excess Incentive Compensation.
Successors
This Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, heirs, executors, administrators or other legal representatives.